Heleum, LLC
Consolidated Financial Statements as of and for the years
ended December 31, 2019 and 2018

HELEUM, LLC

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TABLE OF CONTENTS

FINANCIAL STATEMENTS AS OF
AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018:

BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 540	$ 11,006
Marketable securities	33	23
Total current assets	573	11,029
Total assets	$ 573	$ 11,029
Liabilities and Members' Equity		
Liabilities		
Current liabilities		
Accounts payable	$ 2,432	$ 14,436
Total current liabilities	2,432	14,436
Loans from members	140,141	122,212
Other long term liabilities	114,879	109,321
Total liabilities	257,452	245,969
Commitments and contingencies	-	-
Members' equity	(256,879)	(234,940)
Total liabilities and members' equity	$ 573	$ 11,029

STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Revenue		
Sales	$ 5,800	$ 34,255
Operating Expenses		
General and administrative	27,843	113,927
Total operating expenses	27,843	113,927
Other income (expense)		
Interest expense	-	(7,513)
Other income	104	67
Total other income (expense), net	104	(7,446)
Net loss	$ (21,939)	$ (87,118)

STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	Members' Equity
Balance - December 31, 2017	$ (147,822)
Net loss	(87,118)
Balance - December 31, 2018	$ (234,940)
Net loss	(21,939)
Balance - December 31, 2019	$ (256,879)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Cash Flows From Operating Activities:		
Net loss	$ (21,939)	$ (87,118)
Changes in operating assets and liabilities:		
Marketable securities	(10)	977
Accounts payable	(12,004)	11,845
Accrued liabilities	-	(11,711)
Net cash used in operating activities	(33,953)	(86,007)
Cash Flows From Investing Activities:		
Investment in marketable securities	-	(1,000)
Net cash used in investing activities	-	(1,000)
Cash Flows From Financing Activities:		
Proceeds from notes payable	-	15,000
Repayment of notes payable	-	(19,839)
Proceeds from simple agreement for future equity	5,558	109,321
Proceeds from loans from members	25,269	31,065
Repayment of loans from members	(7,340)	(63,814)
Net cash provided by financing activities	23,487	71,733
Net decrease in cash	(10,466)	(15,274)
Cash and cash equivalents, beginning	11,006	26,280
Cash and cash equivalents, ending	$ 540	$ 11,006
Supplemental cash flow disclosure		
Cash paid for interest	$ -	$ 7,513

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Heleum, LLC (the "Company") was formed under the laws of the State of Arizona on April 6, 2017. The Company developed an automated app that grows the users' investment over a period by allowing the investment to float into currencies that are rising in value.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and reflect the accounts and operations of Heleum, LLC.

Income Taxes

The Company is a limited liability company and has elected S corporation filing status for federal income tax purposes and is not a taxpaying entity. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Arizona state jurisdiction, as applicable.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash balances with institutions may be in excess of Federal Deposit Insurance Corporation ("FDIC") limits or may be invested in accounts that are not insured by the institution, the FDIC, or any other government agency. The associated risk of concentration for cash and cash equivalents is mitigated by banking with creditworthy institutions.

Revenue Recognition

The Company recognizes revenue when all the following criteria have been met:

- Identified the contract with the customer
- Identified the performance obligations in the contract
- Determined the transaction price
- Allocated the transaction price to the performance obligations
- Recognized revenue when or as the entity satisfies a performance obligation

Fair Value of Financial Statements

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Statements (Continued)

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

3. **Accounts Payable and Accrued Liabilities**

Accounts payable and accrued liabilities are reported for amounts to be paid in the future for goods and services received, whether or not billed to the Company. The carrying period is dictated by market conditions and is generally less than 90 days as of December 31, 2019 and 2018 the total balance in these liabilities was $2,432 and $14,436, respectively.

4. **Commitments and Contingencies**

Legal matters

The Company is not involved in any claims or legal actions as of December 31, 2019 or 2018.

5. **Related Parties**

Loans from members

During the year ended December 31, 2019 and 2018, members advanced funds to the Company for operations. The outstanding amount of funds advanced from members as of December 31, 2019 and 2018 was $140,141 and $122,212, respectively. The proceeds advanced from members are non-interest bearing.

6. **Other Long-Term Liabilities**

Simple agreement for future equity

The Company received proceeds from individuals who contributed funds as part of the crowdfunding stage. These proceeds have the potential to be converted to preferred equity securities when and if a preferred equity is issued through a qualifying capital raise. These proceeds are non-interest bearing and are not repayable. The amount of proceeds received as of December 31, 2019 and 2018 was $114,879 and $109,321.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   Members' Equity

As of December 31, 2019, and 2018 there were 8,500,000 founder units issued for a total value of $1,000. Additionally, the Company issued 750,000 units as equity compensation valued at $2,000 and 1,000,000 units valued at $4,000.